SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

January 27, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mindy Hooker

Re:	Fenbo Holdings Ltd.
Confidential Draft N.2 to Registration Statement on Form F-1
Submitted December 16, 2022
CIK No. 0001957001

Dear Ms. Clark:

We represent Fenbo Holdings Ltd. (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith Confidential Draft N.2 to the Draft Registration Statement on Form F-1 relating to a proposed initial public offering in the United States of the Company’s Ordinary Shares for confidential review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”).

The purpose of this letter is to respond to the comment letter dated January 12, 2023, from the Division of Corporation Finance, Office of Energy & Transportation (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or “SEC”) relating to the above-referenced Draft Registration Statement (the “Registration Statement”). For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Form F-1 Submitted December 16, 2022

Draft Registration Statement on Form F-1 Prospectus Summary, page 4

1.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under applicable agreements.

Response:

Disclosure revised to confirm that there have been no transfers of assets, payment of dividends or other distributions between the holding company and any of the subsidiaries nor have there been any dividends or distributions made to U.S. investors.

See page 8.

2.	We note your disclosure on page 8 that your auditor, K.R. Magnuson Ltd., has “no branches or offices outside the United States.” Please reconcile with your disclosure that your auditor is headquartered in Vancouver, Canada.

Response:

Disclosure revised to confirm that the Company’s auditor is headquartered in Vancouver, Canada.

See page 8.

3.	Please update your disclosure to reflect the announcements made by the PCAOB in December 2022.

Response:

Disclosure revised to reflect the announcements made by the PCAOB in December 2022.

See Cover page and page 20.

4.	Please review and revise your disclosure that suggests that the company has multiple customers throughout the registration statement. For example, on page 59 you reference your “worldwide clients” and state that you have a “renowned multinational client base.”

Response:

Disclosure revised to confirm that the Company has one multinational client.

See pages 4, 51, and 59.

Risk Factors, page 15

5.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

Response:

Disclosure revised to emphasize the potential for rapid and substantial price volatility and the risk to investors where the price is rapidly changing.

See pages 31 and 32.

Use of Proceeds, page 36

6.	We note that you plan to spend approximately 15% of the net proceeds to “penetrate and further expand into new and existing geographical markets.” Please revise to clarify whether this relates to enhancing sales and marketing efforts with your sole customer or whether you plan to expand your customer base. Please revise your disclosure throughout the registration statement to clarify whether you plan to market to new customers.

Response:

Disclosure revised to clarify that the expansion “into new and existing geographical markets” envisions both strengthening the support services for our existing customer as well as exploring cooperative opportunities with new customers.

See page 36.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

7.	Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

Response:

Disclosure revised to discuss supply chain disruptions and actions undertaken or anticipated to mitigate the risks attended to supply chain disruptions.

See pages 12, 44, 47, and 67.

8.	We note your disclose that you have experienced global inflationary pressures, rising labor costs and rising costs of raw materials. If material, please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company. Please update to identify actions planned or taken, if any, to mitigate inflationary pressures.

Response:

Disclosure revised to address actions to be taken to mitigate inflationary pressures.

See page 67.

Our Properties, page 67

9.	We note that FIL has entered into an agreement to sell its Hong Kong office to Mr. Li Kin Shing. Please file the lease agreement or tell us why you are not required to do so. Additionally, revise the Related Party Transactions section to disclose the agreement.

Response:

The Related Party Transaction section has been revised to disclose the lease agreement and the lease agreement has been filed as an Exhibit with this Amendment.

See page 80 and Exhibit 10.6

Management, page 77

10.	Please update your compensation disclosure to reflect the fiscal year ended December 31, 2022.

Response:

The compensation disclosure has been updated to reflect the fiscal year ended December 31, 2022

See page 77.

11.	Please file your employment letter agreements as exhibits to the registration statement or tell us why you are not required to do so.

Response:

The employment letter agreements are being filed as exhibits to the registration statement.

See Exhibits 10.7, 10.8 and 10.9.

General

12.	Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions especially in light of Russia’s invasion of Ukraine and the effectiveness of the UFLPA. For example, discuss whether you have or expect to:

●	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
●	experience labor shortages that impact your business;
●	experience cybersecurity attacks in your supply chain;
●	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or cotton, polysilicon, certain food products such as tomato paste, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);
●	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
●	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or
●	be exposed to supply chain risk in light of Russia’s invasion of Ukraine, the effectiveness of the UFLPA and/or related geopolitical tension or have sought to “de- globalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response:

Disclosure has been revised to address Russia’s invasion of Ukraine and the effect of the UFLPA.

See page 67.

13.	We note your disclosure that certain industry data included in your registration statement was obtained from market research, consultant surveys, reports of governmental and international agencies and industry publications and surveys, including data from Frost & Sullivan. If any data in the registration statements relates to publications, surveys or reports that were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

Response:

The Company commissioned data from Frost & Sullivan for use in connection with this registration and has received a consent from Frost & Sullivan pursuant to Rule 436 of the Securities Act.

See Exhibit 23.8

14.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.

Response:

The Company has not prepared any written communications, as defined in Rule 405 nor has it authorized anyone to do so on its behalf.

On behalf of the Company, we appreciate your attention to this matter. If you have any questions or wish to discuss any matters with respect to the confidential submission, please do not hesitate to contact me at (303) 292-3883 (email: hfs@schlueterintl.com) or my colleague Celia Velletri at (303) 292-3883 (email: cv@schlueterintl.com). Regarding accounting matters, you may contact Keith Margetson of K. R. Margetson Ltd. at (604) 220-7704 (email: keith@krmargetson.com) in respect of any accounting issues.

Thanks in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Henry F. Schlueter

c:	Fenbo Holdings Limited
EF Hutton, division of Benchmark Investments, LLC
Sichenzia Ross Ference LLP
K. R. Margetson Ltd.